Exhibit 99.1

Aurora Announces Filing of Prospectus Supplement for At-The-Market Offering Program

NYSE | TSX: ACB

EDMONTON, AB, May 20, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, has filed a prospectus supplement establishing a new at-the-market equity program (the "ATM Program") that allows the Company to issue and sell up to U.S.$300 million of common shares in the capital of the Company (the "Common Shares") from treasury to the public, from time to time, at the Company's discretion. Any Common Share sales under the ATM Program will be made through "at-the-market distributions" as defined in National Instrument 44-102 and sold through the NASDAQ Global Select Market (the "NASDAQ") or other marketplace in the United States at the prevailing market price at the time of sale. Sales may also be made in privately negotiated transactions. No sales will be made through a stock exchange or stock market in Canada.

Aurora believes this filing will provide maximum flexibility for the Company to pursue select acquisitions going forward, including within the U.S. Aurora confirms that its current cash position remains strong at approximately $525 million as of May 13, 2021. Given the strength of Aurora's current cash position, it is not expected to need to access the ATM Program without an accretive use of proceeds.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of a sales agreement dated May 19, 2021 among the Company and a syndicate of agents led by Citigroup Global Markets Inc. and Cowen and Company, LLC and including BMO Capital Markets Corp., ATB Capital Markets USA Inc. and Canaccord Genuity LLC.

A prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated October 28, 2020 (the "Base Shelf Prospectus") has been filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, except Quebec, and with the U.S. Securities and Exchange Commission (the "SEC") as part of the Company's registration statement on Form F-10 (the "Registration Statement") under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the ATM Program. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the other documents the Company has filed for more complete information about the Company and the ATM Offering before making an investment decision. Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and copies of the Prospectus Supplement and the Registration Statement will be available on EDGAR at www.sec.gov. This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements  made in this news release include statements regarding the timing and completion of the ATM Program and the expected use of proceeds of the ATM Program. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 15:40e 20-MAY-21